UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Retirement and Savings Plan for
Amgen Manufacturing Limited LLC

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 12, 2025

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at fair value	$762,010,202	$702,634,440
Notes receivable from participants	18,107,898	16,846,516
Other – principally due from broker	302,276	713,083
Total assets	780,420,376	720,194,039
Liabilities
Other – principally due to broker	332,225	634,863
Total liabilities	332,225	634,863
Net assets available for benefits	$780,088,151	$719,559,176
See accompanying notes.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2024
Additions to (deductions from) net assets:
Employer contributions	$21,287,553
Participant contributions	19,232,551
Rollover contributions	288,090
Interest and dividend income	5,416,829
Net realized/unrealized gains	46,915,641
Interest income on notes receivable from participants	1,174,893
Benefits paid	(33,154,339)
Investment and administrative fees	(632,243)
Net increase	60,528,975
Net assets available for benefits at beginning of year	719,559,176
Net assets available for benefits at end of year	$780,088,151
See accompanying notes.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements
December 31, 2024

1. Description of the Plan
The following is a description of the Retirement and Savings Plan for Amgen Manufacturing Limited LLC (the Plan). Effective May 1, 2024, the Plan (formerly known as the Retirement and Savings Plan for Amgen Manufacturing, Limited) was amended solely to reflect that, as a result of an internal organizational restructuring that had no substantive impact on participants or Plan assets, the Plan sponsor is now Amgen Manufacturing Limited LLC (the successor entity to Amgen Manufacturing, Limited). The description below provides only general information, and accordingly, participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on June 7, 2024. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing Limited LLC (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to the PR Code and Plan limitations and could not exceed $15,000 in 2024. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2024. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2024. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $13,800 in 2024 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $15,000 in 2024 (or $16,500 for catch-up eligible participants).
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who have not made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested Core Contributions and earnings thereon of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2024, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$100,973,506	$—	$—	$100,973,506
Cash and cash equivalents	43,702	—	—	43,702
Collective trust funds	—	577,297,941	—	577,297,941
Common and preferred stock	47,870,415	—	—	47,870,415
Mutual funds	16,198,902	—	—	16,198,902
Self-directed brokerage accounts	19,625,736	—	—	19,625,736
Total investments at fair value	$184,712,261	$577,297,941	$—	$762,010,202

	Fair value measurements at December 31, 2023, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$113,016,422	$—	$—	$113,016,422
Cash and cash equivalents	30,340	—	—	30,340
Collective trust funds	—	492,330,408	—	492,330,408
Common and preferred stocks	73,030,315	—	—	73,030,315
Mutual funds	10,787,733	—	—	10,787,733
Self-directed brokerage accounts	13,439,222	—	—	13,439,222
Total investments at fair value	$210,304,032	$492,330,408	$—	$702,634,440
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, seven amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to the first five of these amendments. The Company has submitted the sixth and seventh amendments to the PRTD requesting an opinion that the Plan remains in compliance with the PR Code and regulations thereunder. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2024, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$780,088,151	$719,559,176
Amounts allocated to withdrawing participants	(9,000)	(27,778)
Deemed loans	(887,701)	(850,054)
Net assets per the Form 5500	$779,191,450	$718,681,344
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2024
Benefits paid	$(33,154,339)
Investment and administrative fees	(632,243)
Total expenses per the financial statements	(33,786,582)
Amounts allocated to withdrawing participants at December 31, 2023	27,778
Amounts allocated to withdrawing participants at December 31, 2024	(9,000)
Deemed loans at December 31, 2023	850,054
Deemed loans at December 31, 2024	(887,701)
Total expenses per the Form 5500	$(33,805,451)

Supplemental Schedule
Retirement and Savings Plan for Amgen Manufacturing Limited LLC
EIN: 98-0210484 Plan: #001
As of December 31, 2024
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 387,406 shares	$100,973,506
			$100,973,506

Capital Preservation Asset Class:
Wells Fargo Stable Value Fund W*	Collective Trust Fund 1,402,332 units	90,775,341
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,784,875 units	4,784,875
Total Capital Preservation Asset Class			95,560,216

Fixed Income Active Asset Class:
MetLife Core Plus Collective Fund*	Collective Trust Fund 780,607 units	7,868,517
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 704,441 units	7,826,344
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 21,744 units	3,266,157
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 221,861 units	2,442,691
NT Collective Short Term Investment Fund*	Collective Trust Fund 4 units	4
Total Fixed Income Active Asset Class			21,403,713

Fixed Income Index Asset Class:
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 940,926 units	141,336,449
NT Collective Short Term Investment Fund*	Collective Trust Fund 14 units	14
Total Fixed Income Index Asset Class			141,336,463

U.S. Equity Active Asset Class:
Northern Trust Collective Russell 1000 Value Index Fund - Non Lending*	Collective Trust Fund 16,013 units	10,215,354
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 49,090 units	4,557,669
Amazon Inc.	Common and Preferred Stock 6,795 shares	1,490,755
Nvidia Corporation	Common and Preferred Stock 10159 shares	1,364,252
Microsoft Corporation	Common and Preferred Stock 3,135 shares	1,321,403
NT Collective Short Term Investment Fund*	Collective Trust Fund 971,898 units	971,898
Facebook Inc. Class A	Common and Preferred Stock 1,480 shares	866,555
ServiceNow, Inc.	Common and Preferred Stock 683 shares	724,062
Apple Inc.	Common and Preferred Stock 2,812 shares	704,181
Visa Inc. Class A	Common and Preferred Stock 2,214 shares	699,713
SS&C Technologies Holdings Inc.	Common and Preferred Stock 7,055 shares	534,628
Netflix, Inc.	Common and Preferred Stock 540 shares	481,313
Entegris Inc.	Common and Preferred Stock 4,522 shares	447,949
CVS Health Corporation	Common and Preferred Stock 9,920 shares	445,309
UnitedHealth Group Incorporated	Common and Preferred Stock 874 shares	442,122
Baxter International Inc.	Common and Preferred Stock 15,095 shares	440,170
Atlassian Corporation Class A	Common and Preferred Stock 1,771 shares	431,026

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
S&P Global Inc.	Common and Preferred Stock 837 shares	416,851
Shopify Inc. Class A	Common and Preferred Stock 3,904 shares	415,112
Intuit Inc.	Common and Preferred Stock 645 shares	405,383
Aon plc	Common and Preferred Stock 1,120 shares	402,259
Citigroup Inc.	Common and Preferred Stock 5,546 shares	390,383
Waste Management, Inc.	Common and Preferred Stock 1,932 shares	389,858
Gartner Inc.	Common and Preferred Stock 786 shares	380,793
Thermo Fisher Scientific Inc.	Common and Preferred Stock 729 shares	379,248
Canadian Pacific Kansas City Limited	Common and Preferred Stock 5,114 shares	370,100
Danaher Corporation	Common and Preferred Stock 1,592 shares	365,444
Novo Nordisk A/S	Common and Preferred Stock 4,195 shares	360,854
STERIS plc	Common and Preferred Stock 1,754 shares	360,552
Halozyme Therapeutics Inc.	Common and Preferred Stock 7,447 shares	356,041
Yum! Brands, Inc.	Common and Preferred Stock 2,651 shares	355,658
Dow Inc.	Common and Preferred Stock 8,744 shares	350,897
Clean Harbors Inc.	Common and Preferred Stock 1,513 shares	348,202
Wells Fargo & Company*	Common and Preferred Stock 4,922 shares	345,721
Datadog, Inc. Class A	Common and Preferred Stock 2,334 shares	333,505
Humana Inc.	Common and Preferred Stock 1,308 shares	331,853
Synopsys Inc.	Common and Preferred Stock 675 shares	327,618
Global Payments Inc.	Common and Preferred Stock 2,882 shares	322,957
Capital One Financial Corporation	Common and Preferred Stock 1,809 shares	322,581
Fresenius Medical Care	Common and Preferred Stock 14,095 shares	319,111
RB Global Inc.	Common and Preferred Stock 3,501 shares	315,825
Amphenol Corporation Class A	Common and Preferred Stock 4,544 shares	315,581
Ecolab Inc.	Common and Preferred Stock 1,344 shares	314,926
Workday, Inc.	Common and Preferred Stock 1,216 shares	313,764
Waste Connections Inc.	Common and Preferred Stock 1,808 shares	310,217
Dollar General Corporation	Common and Preferred Stock 4,032 shares	305,706
Merit Medical Systems Inc.	Common and Preferred Stock 3,155 shares	305,152
MSCI Inc.	Common and Preferred Stock 508 shares	304,805
Magna International Inc.	Common and Preferred Stock 7,264 shares	303,563
DexCom, Inc.	Common and Preferred Stock 3,840 shares	298,637
Spotify Technology S.A.	Common and Preferred Stock 665 shares	297,508
Euronet Worldwide Inc.	Common and Preferred Stock 2,864 shares	294,534
Sea Limited	Common and Preferred Stock 2,651 shares	281,271
Churchill Downs Inc.	Common and Preferred Stock 2,062 shares	275,359
Samsara Inc. Class A	Common and Preferred Stock 6,253 shares	273,194
Lear Corporation	Common and Preferred Stock 2,845 shares	269,422
Trimble Inc.	Common and Preferred Stock 3,809 shares	269,144
CarGurus Inc. Class A	Common and Preferred Stock 7,354 shares	268,715
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 3,480 shares	267,612
Block, Inc.	Common and Preferred Stock 3,145 shares	267,294
Ametek Inc.	Common and Preferred Stock 1,453 shares	261,918
MetLife Inc.*	Common and Preferred Stock 3,189 shares	261,115
Equitable Holdings Inc.	Common and Preferred Stock 5,526 shares	260,661
Bank of America Corporation*	Common and Preferred Stock 5,916 shares	260,008
Charter Communications Inc.	Common and Preferred Stock 752 shares	257,763
Cloudflare, Inc.	Common and Preferred Stock 2,385 shares	256,817
American Express Company	Common and Preferred Stock 853 shares	253,162
Autodesk, Inc.	Common and Preferred Stock 854 shares	252,417

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Alphabet Inc.	Common and Preferred Stock 1,314 shares	250,238
Bio-Techne Corporation	Common and Preferred Stock 3,401 shares	244,974
Intercontinental Exchange, Inc.	Common and Preferred Stock 1,623 shares	241,843
BWX Technologies Inc.	Common and Preferred Stock 2,167 shares	241,382
Bristol Myers Squibb	Common and Preferred Stock 4,248 shares	240,267
HealthEquity Inc.	Common and Preferred Stock 2,496 shares	239,491
Alight Inc. Class A	Common and Preferred Stock 33,459 shares	231,536
Amdocs Limited	Common and Preferred Stock 2,652 shares	225,791
Skyworks Solutions Inc	Common and Preferred Stock 2,524 shares	223,828
Brown & Brown Inc.	Common and Preferred Stock 2,191 shares	223,526
ASML Holding N.V.	Common and Preferred Stock 319 shares	221,093
Voya Financial Inc.	Common and Preferred Stock 3,208 shares	220,807
Okta Inc.	Common and Preferred Stock 2,790 shares	219,852
Medtronic PLC	Common and Preferred Stock 2,734 shares	218,392
Pfizer Inc.	Common and Preferred Stock 8,218 shares	218,024
Tyson Foods Inc.	Common and Preferred Stock 3,766 shares	216,319
Delta Air Lines, Inc.	Common and Preferred Stock 3,568 shares	215,864
Nu Holdings Limited	Common and Preferred Stock 20,612 shares	213,540
Ingredion Inc.	Common and Preferred Stock 1,528 shares	210,192
Shell plc	Common and Preferred Stock 3,331 shares	208,687
DoorDash, Inc. Class A	Common and Preferred Stock 1,230 shares	206,333
Salesforce.com Inc.	Common and Preferred Stock 613 shares	204,944
LKQ Corporation	Common and Preferred Stock 5,393 shares	198,193
Huntington Bancshares Inc.	Common and Preferred Stock 12,066 shares	196,314
Starbucks Corporation	Common and Preferred Stock 2,148 shares	196,005
Applovin Corporation Class A	Common and Preferred Stock 599 shares	193,974
IDEX Corporation	Common and Preferred Stock 918 shares	192,128
Charles River Laboratories International Inc.	Common and Preferred Stock 1,020 shares	188,292
Generac Holdings Inc.	Common and Preferred Stock 1,172 shares	181,719
Sensata Technologies BV Holding	Common and Preferred Stock 6,557 shares	179,662
Newell Brands Inc.	Common and Preferred Stock 17,875 shares	178,035
Viper Energy Inc.	Common and Preferred Stock 3,625 shares	177,879
Waystar Holding Corporation	Common and Preferred Stock 4,805 shares	176,344
TE Connectivity plc	Common and Preferred Stock 1,206 shares	172,422
PVH Corporation	Common and Preferred Stock 1,629 shares	172,267
Dynatrace Inc.	Common and Preferred Stock 3,168 shares	172,181
Uber Technologies, Inc.	Common and Preferred Stock 2,818 shares	169,982
Doximity Inc.	Common and Preferred Stock 3,172 shares	169,353
NOV Inc.	Common and Preferred Stock 11,274 shares	164,600
UGI Corporation	Common and Preferred Stock 5,819 shares	164,270
Henry Schein Inc.	Common and Preferred Stock 2,340 shares	161,928
Veracyte Inc.	Common and Preferred Stock 4,027 shares	159,469
Coherent Corporation	Common and Preferred Stock 1,681 shares	159,241
Heico Corporation Class A	Common and Preferred Stock 687 shares	158,726
The Cooper Companies, Inc.	Common and Preferred Stock 1,723 shares	158,395
Chewy Inc. Class A	Common and Preferred Stock 4,701 shares	157,436
Remitly Global Inc.	Common and Preferred Stock 6,933 shares	156,478
First American Financial Corporation	Common and Preferred Stock 2,497 shares	155,913
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 1,193 shares	154,983
Roblox Corporation Class A	Common and Preferred Stock 2,605 shares	150,725
Huron Consulting Group Inc.	Common and Preferred Stock 1,156 shares	143,645

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
GlobalFoundries Inc.	Common and Preferred Stock 3,331 shares	142,933
AerCap Holdings N.V.	Common and Preferred Stock 1,488 shares	142,402
Blackbaud, Inc.	Common and Preferred Stock 1,921 shares	142,000
Dolby Laboratories Inc.	Common and Preferred Stock 1,811 shares	141,439
Cabot Corporation	Common and Preferred Stock 1,526 shares	139,339
Axon Enterprise, Inc.	Common and Preferred Stock 234 shares	139,071
Tandem Diabetes Care Inc.	Common and Preferred Stock 3,825 shares	137,777
Woodward Inc.	Common and Preferred Stock 796 shares	132,470
Snowflake Inc. Class A	Common and Preferred Stock 857 shares	132,329
ACV Auctions Inc. Class A	Common and Preferred Stock 6,060 shares	130,896
UBS Group AG	Common and Preferred Stock 4,273 shares	129,557
Prosperity Bancshares Inc.	Common and Preferred Stock 1,717 shares	129,376
QuidelOrtho Corporation	Common and Preferred Stock 2,877 shares	128,170
Ultragenyx Pharmaceutical Inc.	Common and Preferred Stock 3,033 shares	127,598
Curtiss Wright Corporation	Common and Preferred Stock 355 shares	125,979
nCino, Inc.	Common and Preferred Stock 3,701 shares	124,280
Toro Company	Common and Preferred Stock 1,514 shares	121,271
Dycom Industries Inc.	Common and Preferred Stock 696 shares	121,146
Belden Inc.	Common and Preferred Stock 1,072 shares	120,718
National Retail Properties Inc.	Common and Preferred Stock 2,937 shares	119,976
ACI Worldwide Inc.	Common and Preferred Stock 2,299 shares	119,341
Copart Inc.	Common and Preferred Stock 2,069 shares	118,740
Mid-American Apartment Communities Inc.	Common and Preferred Stock 759 shares	117,319
Itron Inc.	Common and Preferred Stock 1,071 shares	116,289
FMC Corporation	Common and Preferred Stock 2,288 shares	111,220
Kirby Corporation	Common and Preferred Stock 1,051 shares	111,196
Summit Materials Inc.	Common and Preferred Stock 2,181 shares	110,359
Madrigal Pharmaceuticals, Inc.	Common and Preferred Stock 349 shares	107,691
Advanced Energy Industries Inc.	Common and Preferred Stock 926 shares	107,073
Teleflex Inc.	Common and Preferred Stock 587 shares	104,474
WEX Inc.	Common and Preferred Stock 591 shares	103,614
Permian Resources Corporation	Common and Preferred Stock 7,205 shares	103,608
Alamos Gold Inc. Class A	Common and Preferred Stock 5,570 shares	102,711
IAC Inc.	Common and Preferred Stock 2,366 shares	102,069
Chart Industrials Inc.	Common and Preferred Stock 532 shares	101,527
FTI Consulting Inc.	Common and Preferred Stock 531 shares	101,490
BankUnited Inc.	Common and Preferred Stock 2,657 shares	101,418
John Bean Technologies Corporation	Common and Preferred Stock 789 shares	100,282
Iridium Communications Inc.	Common and Preferred Stock 3,455 shares	100,264
Graco Inc.	Common and Preferred Stock 1,184 shares	99,799
Carlisle Companies Inc.	Common and Preferred Stock 269 shares	99,218
Azekpany Inc.	Common and Preferred Stock 2,080 shares	98,738
TKO Group Holdings Inc.	Common and Preferred Stock 694 shares	98,624
Middleby Corporation	Common and Preferred Stock 720 shares	97,524
Rentokil Initial plc	Common and Preferred Stock 3,739 shares	94,671
Hexcel Corporation	Common and Preferred Stock 1,489 shares	93,360
Certara Inc.	Common and Preferred Stock 8,682 shares	92,463
Cimpress plc	Common and Preferred Stock 1,288 shares	92,375
Chemed Corporation	Common and Preferred Stock 172 shares	91,126
National Bank Holdings Corporation Class A	Common and Preferred Stock 2,098 shares	90,340
Encompass Health Corporation	Common and Preferred Stock 964 shares	89,025

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Oceaneering International Inc.	Common and Preferred Stock 3,381 shares	88,176
AptarGroup Inc.	Common and Preferred Stock 555 shares	87,191
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 2,411 shares	87,182
Ciena Corporation	Common and Preferred Stock 1,027 shares	87,100
JP Morgan Chase & Company	Common and Preferred Stock 363 shares	87,015
Sotera Health Company	Common and Preferred Stock 6,295 shares	86,116
Range Resources Corporation	Common and Preferred Stock 2,374 shares	85,417
Keysight Technologies Inc.	Common and Preferred Stock 531 shares	85,295
Pool Corporation	Common and Preferred Stock 247 shares	84,212
ASGN Inc.	Common and Preferred Stock 1,003 shares	83,590
On Semiconductor Corporation	Common and Preferred Stock 1,321 shares	83,289
Barnes Group Inc.	Common and Preferred Stock 1,721 shares	81,334
Hannon Armstrong Sustainable Infrastructure Capital Inc.	Common and Preferred Stock 3,019 shares	81,000
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 1,036 shares	80,901
Knowles Corporation	Common and Preferred Stock 4,038 shares	80,477
Federal Signal Corporation	Common and Preferred Stock 857 shares	79,178
Box Inc. Class A	Common and Preferred Stock 2,503 shares	79,095
Omnicell Inc.	Common and Preferred Stock 1,775 shares	79,023
Tenable Holdings Inc.	Common and Preferred Stock 1,998 shares	78,681
KBR, Inc.	Common and Preferred Stock 1,353 shares	78,379
WisdomTree Investments Inc.	Common and Preferred Stock 7,451 shares	78,236
Applied Industrial Technologies Inc.	Common and Preferred Stock 306 shares	73,278
Wolverine World Wide Inc.	Common and Preferred Stock 3,293 shares	73,105
Markel Corporation Holding Company	Common and Preferred Stock 42 shares	72,502
Albany International Corporation Class A	Common and Preferred Stock 901 shares	72,053
Sprout Social, Inc. Class A	Common and Preferred Stock 2,344 shares	71,984
GFL Environmental Inc.	Common and Preferred Stock 1,545 shares	68,814
Haemonetics Corporation	Common and Preferred Stock 868 shares	67,773
Globus Medical, Inc. Class A	Common and Preferred Stock 816 shares	67,491
Sally Beauty Holdings Inc.	Common and Preferred Stock 6,405 shares	66,932
KB Home	Common and Preferred Stock 987 shares	64,866
Core & Main, Inc. Class A	Common and Preferred Stock 1,258 shares	64,045
Teledyne Technologies Inc.	Common and Preferred Stock 136 shares	63,122
SpringWorks Therapeutics Inc.	Common and Preferred Stock 1,747 shares	63,112
Sportradar Group	Common and Preferred Stock 3,490 shares	60,517
Acadia Healthcare Company Inc.	Common and Preferred Stock 1,499 shares	59,435
Elastic N.V.	Common and Preferred Stock 594 shares	58,854
8X8 Inc.	Common and Preferred Stock 21,091 shares	56,313
Jacobs Solutions Inc.	Common and Preferred Stock 421 shares	56,254
ZipRecruiter Inc. Class A	Common and Preferred Stock 7,539 shares	54,582
Axogen Inc.	Common and Preferred Stock 3,306 shares	54,483
Legend Biotech Corporation	Common and Preferred Stock 1,663 shares	54,114
Agios Pharmaceuticals Inc.	Common and Preferred Stock 1,631 shares	53,595
SLR Investment Corporation	Common and Preferred Stock 3,305 shares	53,409
J & J Snack Foods Corporation	Common and Preferred Stock 344 shares	53,365
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 1,004 shares	53,252
Carter Inc.	Common and Preferred Stock 933 shares	50,559
Consensus Cloud Solutions Inc.	Common and Preferred Stock 2,069 shares	49,366
N-Able Technologies International Inc.	Common and Preferred Stock 5,255 shares	49,082
United Community Bank Blairsville Georgia	Common and Preferred Stock 1,514 shares	48,917

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Matthews International Corporation Class A	Common and Preferred Stock 1,745 shares	48,302
Trinet Group Inc.	Common and Preferred Stock 530 shares	48,108
CONMED Corporation	Common and Preferred Stock 695 shares	47,566
Skechers USA Inc. Class A	Common and Preferred Stock 705 shares	47,404
Nasdaq Inc.	Common and Preferred Stock 612 shares	47,314
Arvinas Inc.	Common and Preferred Stock 2,454 shares	47,043
Tronox Holdings PLC	Common and Preferred Stock 4,666 shares	46,987
Eagle Materials Inc.	Common and Preferred Stock 190 shares	46,884
Banner Corporation	Common and Preferred Stock 681 shares	45,470
Crescent Energy Company Class A	Common and Preferred Stock 3,103 shares	45,335
BRP Group Inc. Class A	Common and Preferred Stock 1,167 shares	45,233
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 1,339 shares	44,790
Align Technology Inc.	Common and Preferred Stock 213 shares	44,413
STAG Industrial Inc.	Common and Preferred Stock 1,283 shares	43,391
Heartland Express Inc.	Common and Preferred Stock 3,863 shares	43,343
Axalta Coating Systems Limited	Common and Preferred Stock 1,249 shares	42,741
Cohen & Steers Inc.	Common and Preferred Stock 455 shares	42,015
TreeHouse Foods Inc.	Common and Preferred Stock 1,186 shares	41,664
Matson Inc.	Common and Preferred Stock 308 shares	41,531
Wabtec Corporation	Common and Preferred Stock 216 shares	40,951
Exact Sciences Corporation	Common and Preferred Stock 712 shares	40,007
JBG SMITH Properties	Common and Preferred Stock 2,514 shares	38,640
Pacific Premier Bancorp Inc.	Common and Preferred Stock 1,540 shares	38,377
GXO Logistics Inc.	Common and Preferred Stock 879 shares	38,237
Littelfuse Inc.	Common and Preferred Stock 161 shares	37,940
Silgan Holdings Inc.	Common and Preferred Stock 726 shares	37,788
Northern Oil & Gas Inc.	Common and Preferred Stock 1,016 shares	37,755
Fox Factory Holding Corporation	Common and Preferred Stock 1,246 shares	37,716
Flowserve Corporation	Common and Preferred Stock 632 shares	36,353
First Interstate BancSystem	Common and Preferred Stock 1,095 shares	35,555
Northwestern Corporation	Common and Preferred Stock 609 shares	32,557
ALLETE Inc.	Common and Preferred Stock 499 shares	32,335
Monro Inc.	Common and Preferred Stock 1,299 shares	32,215
WSFS Financial Corporation	Common and Preferred Stock 601 shares	31,931
Healthpeak OP, LLC	Common and Preferred Stock 1,531 shares	31,033
Mercury Systems Inc.	Common and Preferred Stock 730 shares	30,660
Texas Capital Bancshares Inc.	Common and Preferred Stock 392 shares	30,654
Americold Realty Trust, Inc.	Common and Preferred Stock 1,402 shares	30,003
Amentum Holdings, Inc.	Common and Preferred Stock 1,389 shares	29,211
NCR Corporation	Common and Preferred Stock 1,971 shares	27,279
Boston Properties Inc.	Common and Preferred Stock 365 shares	27,141
Dyne Therapeutics, Inc.	Common and Preferred Stock 1,128 shares	26,576
Patterson-UTI Energy Inc.	Common and Preferred Stock 3,203 shares	26,457
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 3,075 shares	25,123
IPG Photonics Corporation	Common and Preferred Stock 340 shares	24,725
J2 Global Inc.	Common and Preferred Stock 443 shares	24,073
Sonos Inc.	Common and Preferred Stock 1,594 shares	23,974
Nevro Corporation	Common and Preferred Stock 6,419 shares	23,879
StandardAero, Inc.	Common and Preferred Stock 958 shares	23,720
Rogers Corporation	Common and Preferred Stock 228 shares	23,167
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 807 shares	22,943

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Transmedics Group Inc.	Common and Preferred Stock 338 shares	21,074
Mednax Inc.	Common and Preferred Stock 1,508 shares	19,785
Nuvalent, Inc. Class A	Common and Preferred Stock 250 shares	19,570
Columbus McKinnon Corporation	Common and Preferred Stock 443 shares	16,497
Insight Enterprises, Inc.	Common and Preferred Stock 108 shares	16,427
Designer Brands Inc. Class A	Common and Preferred Stock 2,990 shares	15,967
Herbalife Nutrition Limited	Common and Preferred Stock 2,136 shares	14,290
eHealth Inc.	Common and Preferred Stock 1,190 shares	11,186
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 1,211 shares	8,344
Safehold Inc.	Common and Preferred Stock 435 shares	8,039
Total U.S. Equity Active Asset Class			63,615,336

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,899,107 units	176,320,690
NT Collective Short Term Investment Fund*	Collective Trust Fund 25 units	25
Total U.S. Equity Index Asset Class			176,320,715

International Equity Active Asset Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 1,575,932 units	27,927,716
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 2,211,444 units	26,838,086
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 1,278,791 units	20,371,142
Dodge & Cox International Stock Fund	Mutual Fund 324,627 shares	16,198,902
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 1,573,351 units	15,746,099
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 47,044 units	10,619,923
NT Collective Short Term Investment Fund*	Collective Trust Fund 3,996 units	3,996
Total International Equity Active Asset Class			117,705,864

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 123,364 units	25,422,921
Total International Equity Index Asset Class			25,422,921

Participant Self-Directed Accounts	Various Investments	19,625,736
			19,625,736

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	17,220,197
			17,220,197

Other
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	34,702
BIF Money Fund*	Cash and Cash Equivalents	9,000
NT Collective Short Term Investment Fund*	Collective Trust Fund 2,031 units	2,031
Total Other			45,733

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Grand Total		$779,230,400

* Indicates party-in-interest

RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING LIMITED LLC
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement and Savings Plan for Amgen Manufacturing Limited LLC (Name of Plan)

Date:	June 12, 2025	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and Chief Financial Officer
Amgen Manufacturing Limited LLC